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AD 9

October 6, 2011

Damon Colbert
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

Re: Our MicroLending, LLC
Amendment No. 4 to Offering Statement on Form 1-A
Filed August 17, 2011
File No. 024-10286

Dear Mr. Colbert:

On behalf of Our MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated September 8, 2011, regarding Amendment No. 4 to the Company's Offering Statement on Form 1-A ("Offering Statement"), filed with the Commission on August 17. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

<u>Part II - Offering Circular Business,</u>
<u>Our Loan Products, page 10</u>
<u>Loan Portfolio, page 10</u>

1. **We note that the $409,075 loaned during the six months ended June 30, 2011 does not agree with the new loans made to customers of $474,535 in the statement of cash flows for the six months ended June 30, 2011. Please revise as necessary.**

   See the revised disclosure on pages 10 and 11 of Amendment No. 5.

As of June 30 2011

Amount of Loan	Number of Loans	Principal Amount of Loan
$1,500 -$2,500	19	$45,243.54
$2,501 - $5,000	33	$166,947.59
$5,001 - $10,000	16	$148,543.65
$10,001 - $15,000	6	$88,800.24
$15,000 - $20,000	0	$0.00
$20,001 - $25,000	1	$25,000.00
	75	$474,535.02

Profitability, page 16

2.   We note that certain amounts, including new loans of $409,075 during the first six months of 2011, salaries and related expenses of $300,160, total operating expenses $478,662 and net loss of $294,080 for the first six months of 2011 do not agree with the respective amounts presented in your June 30, 2011 financial statements. Please revise as necessary so that these amounts agree to the respective financial statements.

See the revised disclosure on page 16 of Amendment No. 5.

Capitalization, page 17

3.   We note that the "pro forma, as adjusted" equity interests as of June 30, 2011 of $945,729 represents the members' capital as of December 31, 2010. Please revise as necessary.

See the revised disclosure on page 17 of Amendment No. 5.

Description of Certificates, page 18

4.   We note your revised disclosure and response to comment three of our letter dated July 13, 2011. Please disclose here, the cover page and where appropriate to clarify, if true, that due to automatic rollover investors will not receive payment of principal at maturity or subsequent payment dates unless they comply with the procedures for notification and delivery of certificates.

Due to automatic rollover, investors will not receive payment of principal at maturity or subsequent payment dates unless they comply with the procedures for notification and delivery of certificates. The disclosure has been revised accordingly. See the cover page and page 20 of Amendment No. 5.

5.   **We note your revised disclosure in this section in response to comment three of our letter dated July 13, 2011. Please revise here, and elsewhere as appropriate, to clarify how and when payments on rollover notes will be made and to what extent the holder of the note has the ability to elect the frequency of such payments on rollover notes. In this regard, we note your statement on the cover page that holders have the option to select a quarterly, semi-annual or at maturity payment schedule. To the extent the holder has the option to elect the payment schedule, please clarify the procedures for doing so.**

The Company will pay interest on rollover Certificates quarterly, semi-annually or at maturity, as specified in the original election. Holders will not have the option to choose a different payment schedule upon rollover. See the revised disclosure on page 20 of Amendment No. 5.

6.   **Furthermore, please expand your disclosure in this section, including the example scenario provided on page 19, to outline the automatic rollover process more clearly. In this regard, revise to discuss how the interest rate on the rollover note will be determined if multiple interest rates are being offered by the company at the rollover time and revise to discuss how the noteholders will be notified of the "interest rate then being offered by the Company."**

See the revised disclosure on page 20 of Amendment No. 5.

7.   **Also, please revise the table on page 19 outlining the interest payments and payment dates in light of the hypothetical investment in August of 2011.**

See the revised disclosure on page 20 of Amendment No. 5.

8.   **We note your revised disclosure on page 20 under Payment or Rollover at Maturity. Please disclose what means you will use to notify noteholders 15 days before maturity. Similarly, please disclose the address where a certificate must be delivered and any further information necessary for a noteholder to elect to receive payment at maturity. For example it is unclear how a noteholder would seek payment in the event of a lost certificate. Your revised disclosure should also address the approximate number of business days noteholders will have to consider electing to receive full payment after receiving your notification as well as where they can find relevant information, such as the interest rate on your new certificates compared to the interest rate on notes that would otherwise be rolled over.**

See the revised disclosure on page 20 of Amendment No. 5.

#10604735_v4

9.   **Please revise to clarify the phrase "or the Company otherwise elects" in the paragraph under Payment At Maturity.**

The phrase "or the Company otherwise elects" refers to the Company's decision to elect not to let the Certificate's rollover. See the revised disclosure on page 20 of Amendment No. 5.

Management Relationships. Transactions and Remuneration, page 22

10.   **We partially reissue comment one of our letter dated July 13, 2011. Please revise this section to separately disclose the loans made by Mr. Santandreu and to provide further clarification, here or elsewhere as appropriate, of the extent to which your cash flows will be sufficient to cover the amounts due under your related party loans. Furthermore, if true, please revise to state that the related parties other than Mr. Santandreu have also committed to continue rolling their loans over. Finally, provide additional disclosure on the nature of the agreement between the parties to insert an option to renew the notes. For example, if this was an oral agreement, consider providing a written description of the contract as an exhibit to the Form 1-A.**

The money generated pursuant to the Regulation A offering will be used only to make new loans as set forth in the Offering Circular. Funds raised pursuant to the Offering will not be used to pay back members and related parties loans made to the Company. Most of the Company's investors have accepted the issue of new promissory notes at their maturity with longer terms. See Note 15 to the June 30, 2011 financial statements and the revised disclosure on pages 16 and 23.

Amount	Term	Number	Avg. Rate	New/Renewed	Total ($)	Borrowers
$0 to $50,000	90 Days	6	6.00%	6 R	$122,773	(i)
	360 Days	9	8.00%	9 R	$183,282	(ii)
$50,001 to $100,000	360 Days	3	8.00%	3 R	$181,818	(iii)
Over $100,000	360 Days	2	8.00%	2 R	$655,000	(iv)

1,142,873

Borrowers:

		Promissory Notes
(i)	Olga Torrealba (Emilio's mother-in-law)	1
	Vigma Palacios (Emilio's wife)	3
	Olga Palacios (Emilio's sister-in-law)	1

Elieser Gonzalez (COO)   1

Vigma Palacios will renew her promissory notes for 3 years: $55,400.
Others will renew their promissory notes every 90 days: $67,373.

		Promissory Notes
(ii)	Juan C. Santandreu (Emilio Santandreu's brother)	3
	Masparro Inc (Company owned by Emilio Santandreu's father)	3
	Ronald Proenza (Emilio Santandreu's cousin)	1
	Elieser Gonzalez (COO)	1
	Prodeca (member)	1

Masparro Inc. and J.C. Santandreu will renew their promissory notes, at maturity, for three years: $93,778.
Others want to renew yearly: $89,504.

		Promissory Notes
(iii)	Emilson Inc. (Company owned by Emilio Santandreu's sister-in-law)	1
	Masparro Inc (Company owned by Emilio Santandreu's father)	2

All of them will renew their promissory notes, at maturity, for three years, $181,818.

(iv)

	Promissory Notes
Emilio Santandreu	1
Our Financial Holdings (Company owned by Emilio Santandreu)	1

All loans will be renewed for three years, or capitalized if needed, $655,000.

As a results, the loans will have the following totals:

Renew every 90 days	$ 67,373	5.90%
Renew yearly	$ 89,504	7.83%
Renew at maturity for three years	$ 985,996	86.27%
Total	$1,142,873	100.00%

Financial Statements
June 30, 2011 Financial Statements
Note 4 - Due from Members, page 12

11.   We note in your revised disclosure in response to comment 20 of our letter dated July 13, 2011 that you now anticipate that the remaining $312,977 due from members will be received by August 31, 2011. Please tell us if you received the remaining $312,977 due from members and, if not, revise to disclose the date that you now expect to receive the outstanding balance.

On August 31, 2011, the President and CEO, Mr. Santandreu instructed the Company to apply $232,267 of the $242,000 owed to him by the Company and to record it in loans payable as of June 30, 2011 against the amount due from members, therefore reducing the balance due from members and loans payable by $232,267 as of August 31, 2011. Additionally, there is a personal agreement from Mr. Santandreu stating that he will contribute the remaining outstanding balance of $80,710.50 in the event one of the Company's members does not meet his commitment. See Note 15 to the June 30, 2011 financial statements.

Note 7 - Related Party Transactions, page 13
Loan Payable, page 13

12.   We note your revised loan payable disclosure in response to comments 22 and 23 of our letter dated July 13, 2011. Please further revise to describe the renewed loans, and the terms of the renewals. Also explain to us the basis for your disclosure that all borrowings are current and being repaid according to their original terms when it appears you are actually extending the due dates of these loans.

The Company believes that all borrowings are current and being repaid, as the Company has always paid interest and principal in accordance with the terms or instructions of the lenders of the original promissory notes, or in accordance with the renewal of the promissory notes. At maturity of each loan, the Company has always paid interest and principal when requested by the lender, renewed the principal and paid the interest or renewed and capitalized the interest and principal. The Company has always performed as requested by the lenders. Therefore the Company believes all borrowings are current and being repaid.

See the revised Note 8 to the June 30, 2011 financial statements.

Note 12 - Commitments, page 15

13.   We note on page four of your Form 1A that the Company may have unintentionally exceeded the maximum permitted rate of 18% per annum in your past loan transactions (i.e. loans already paid or otherwise written off), and that if a court were to determine that you willfully violated the usury statute in such cases, the borrowers may be entitled to certain remedies, including forfeiture by you of double the interest charged on such loans.

Please tell us how you analyzed ASC 450-20-25 in determining the probability that a liability (ranging from remote to probable) has been or will be incurred regarding your past loan transactions in which you may have unintentionally exceeded the maximum permitted rate of 18% per annum.

Before filing the Form 1-A, the Company determined that it had unintentionally charged more than the maximum interest rate allowed in prior loan transactions. After such determination, the Company reimbursed all amounts that were overcharged to the impacted borrowers by sending them a check via certified mail. Since the Company paid such borrowers the amount of the overcharged interest, the Company believes it is a very remote possibility that a court could require the Company to pay any additional compensation and, accordingly, the Company does not believe a reserve is required.

The Company has adjusted all parameters to ensure that it does not exceed the 18% interest rate on any loans in the future. See the revised disclosure on page 5 of the Offering Circular.

December 31. 2010 Financial Statements
Audit Status

14.   **We note on page 20 of your Form 1A that the Company will provide a copy of its audited financial statements to all holders of Certificates within 90 days after the end of each fiscal year. Please revise to disclose whether you plan to provide audited financial statements for the fiscal year ended December 31, 2010 to holders of Certificates. To the extent that you plan to provide fiscal 2010 audited financial statements to holders of Certificates, tell us how you considered the Form 1-A requirement to provide audited financial statements if they are prepared for other purposes.**

The disclosure has been revised to state that the Company will provide financial statements to all holders of Certificates within 90 days after the end of each fiscal year, See the revised disclosure on page 20 of the Offering Circular.

Notes to Consolidated Financial Statements, page 7
Note 2 - Significant Accounting Policies, page 7
Accrued Interest Receivable

15.   **We note your response to comment 14 of our letter dated July 13, 2011, and we could not locate the revised disclosure of your consideration of the collectability of accrued interest at each balance sheet date and the methodology you use to estimate any allowances for probable losses on the accrued interest receivable. Please revise to include such disclosure or tell us where it can be located.**

The Portfolio Committee, in evaluating outstanding loans, reviews the collectability of the total debt of the client. Total debt includes the principal, interest and other charges, including accrued interest. The methodology is the same as when the Company establishes the allowances for loan losses. See the revised disclosure in Note 2 to the financial statements under "Allowance for Loan Losses."

16. **Please tell us if you have recorded an allowance for probable losses on your accrued interest receivable of $136,814, $98,335 and $58,229 at June 30, 2011, December 31, 2010 and December 31, 2009, respectively. To the extent that you have not recorded an allowance for probable losses, explain to us the basis for your conclusion that the entire balance was collectible at each date.**

As shown in the financial statements, the Company has recorded an allowance for probable losses on the accrued interest receivable. Also, the Company discloses the accrued interest receivables, net, in the Consolidated Balance Sheets and added specific notes disclosing the gross accrued interest receivables with their respective allowances. See Note 4 for 2009, and Note 3 for 2010 and 2011. Specifically, in 2009 and 2010, there is not an allowance for losses on accrued interest receivables. In both cases, the amounts were less than three months of accrued interest. In 2011, as a consequence of the increase in the interest receivables, after a detailed review, management decided to establish an Allowance for Losses on Accrued Interest Receivables. This allowance is $44,089. See Note 3 to the June 30, 2011 financial statements. We have included the portfolio roll forward as an annex to this letter, which provides detail regarding the Accrued Interest Receivables.

Loans Receivable, page 8

17. **We note in your response to comment seven of our letter dated July 13, 2011 that you classified all loans receivable at December 31, 2010 as current loans receivable, including the loans that originated in 2008 and 2009 and were still outstanding at that date, based on their original maturities which never extend beyond twelve months. Given the significant number of loans and the aggregate principal amount of loans that are past due as of December 31, 2010 and June 30, 2011 (page 14 of Form 1A/A4), please further explain to us why you believe the loans receivable conform generally to the normal trade practices and terms (including the original maturities between six to twelve months). Refer to ASC 210-10-45-1. Also quantify for us the amount of loans receivable that originated in 2008 and 2009, and were still included in your net loans receivable balance at both December 31, 2010 and June 30, 2011.**

See Note 4 to the June 30, 2011 and 2010 financial statements and Note 5 to the 2009 financial statements which show the aging of the total gross loans for the years ended 2009 and 2010 and six months of 2011, the Specific and General Allowance for each date, and for each past due bracket, the number of loans by year of origination. These tables also include the quantification, number and amounts, of the loans receivables originated since 2008, as you requested.

The Company discloses all loans receivable as current because, as shown in the tables, the total amount and number of loans less than 360 days past due in 2009 and 2010 represented more than 60%. Further, the remaining loans that are more than 360 days past due had a larger specific allowance and, as a result, had less of an impact on the total portfolio of loans.

In 2011, besides the fact that the amount of loans less than 360 days past due was approximately 50%, and the remaining loans had a relatively bigger weight than in previous years, they also had a bigger general allowance. For these reasons, the Company included Loans Receivables, Net as current. In order to provide clarification, the Company changed the notes regarding Loan Receivables in the financial statements and also revised the presentation of each balance sheet to record the Loans Receivables, Net, apart from Current Assets.

18. **We note your response to comment 16 of our letter dated July 13, 2011, and we acknowledge that you record loan origination fees as commission income at the settlement date of each loan instead of deferring the net loans fees and costs and amortizing under ASC 310-20, as disclosed in Note 2 under Revenue Recognition. We further note that you continue to disclose in Note 2 under Loans Receivable that your loans receivable are reported net of deferred loans fees and costs. Please revise to remove the disclosure that states your Loans Receivable are reported net of deferred loans fees and costs, as this appears to contradict your actual accounting policy as discussed elsewhere in your filing and in your responses to our comments. Alternatively, explain to us why such a revision is not necessary.**

Note 2 to the financial statements has been revised to remove the disclosure that states the Company's Loan Receivables are reported net of deferred loans fees and costs.

19. **We note your response to comment 19 of our letter dated July 13, 2011. As you disclose on page 8 and pursuant to ASC 310-10-35-16, a loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal and interest payments when due according to the contractual terms of the loan agreement. Please revise to further explain how you estimated the total impaired loans of $646,664, $645,175 and $247,550 at June 30, 2011, December 31, 2010 and December 31, 2009, respectively. In your revised disclosure, discuss how you considered the past due loans as of each balance sheet date (page 14 of Form 1A/A4) and why you believe these past due loans do not meet the definition of impaired loans in ASC 310-10-35-16. In this regard, it appears that you were unable to collect the schedule principal and interest payments on these loans when due according to their contractual terms.**

The Company defines a loan as impaired when it is not likely it will be able to collect the full value of the loan because the creditworthiness of the borrower has deteriorated. The Company calculates the impaired amount by subtracting the amount expected to be recovered on the loan from the initial book value of the loan. For example, if the Company issued a loan for $3,000 but expected to recover only $2,000, the impairment amount would be $1,000. The specific component of the allowance is equivalent to what the Company considers the "impairment amount." The "specific allowance" is equivalent to the amount the Company considers "reasonably possible" not to recover. In the example above, the "specific allowance" would have been $1,000.

Some past due loans do not meet the definition of impaired because those loans are actively making constant payments, even partial payments, always according to some oral agreements. In many cases the Company has clients that are paying in a rolling pattern, i.e. rolling 30, 60 or 90 days, which is common in the microlending business. Where the Company is unable to collect the scheduled principal and interest payments on some loans, it maintains constant contact with the client to work out a way for the client to make payments.

Revenue Recognition, page 10

20. **We note the table that depicts the difference between the loan origination fees and the loan origination costs in your response to comment 15 of our letter dated July 13, 2011. Please also tell us why you present commission income on a gross basis, as opposed to offsetting your commission income with the direct loan origination costs that typically exceed such fees. Refer to ASC 310-20-30-2.**

The Company understands the SEC prefers to see the commission income offset from direct loan origination costs. The Company records this on a gross basis, unlike what is established in ASC 310-20-20, and believes doing it in this manner is immaterial as shown in the opinion of the auditors of the 2009 financial statements where the Company's balances properly reflect the financial position of the Company. See Note 10 to the financial statements.

Note 3 - Loans Receivables, page 12

21. **We note in your response to comment 16 of our letter dated July 13, 2011 that you believe ASC 310 only applies to long term loans receivable for large quantities, like mortgage loans or leases. Please explain to us the basis for your conclusion that ASC 310 only applies to long term loans for large quantities and tell us where this is stated in ASC 310. To the extent that you continue to believe that ASC 310 does not apply to your loans receivables, tell us the generally accepted accounting principle(s) that do apply to your loans receivables.**

ASC 310 refers to receivables. The Company made an interpretive error when it referred to the amount and term of the loans. As stated above in the Company's response to question number 20, origination fees and costs are registered on a gross basis on the closing date. While the Company may not fit the standard, its financial statements present fairly, in all material respects, the financial position of the Company.

22. **We note your response to comment 17 of our letter dated July 13, 2011, and we could not locate the supplemental information that was requested. Please explain the following items to us:**

        a. **The factors that influenced the actual amount of both the specific allowance on individually impaired loans, and the general allowance on the remaining loans that you recorded at each balance sheet date presented;**

        b. **The basis for the increase in the specific allowance for impaired loans as a percentage of the total allowance at December 31, 2010 (82.4%) compared to December 31, 2009 (63.0%), and**

        c. **The basis for the increase in the net carrying value of individually impaired loans at June 30, 2011 ($237,548) and December 31, 2010 ($236,059) compared to December 31, 2009 ($5,609).**

The Company believes that it has previously responded to this question. First, it was asked in the first letter dated March 2011 on item number 12; the second time it was asked on the letter dated May 2011 on item number 14; the third time it was asked on letter dated July 2011 on item number 17, and lastly, now it is being asked on item number 22. As previously discussed, the following is a summary of the Company's policies regarding these questions:

The policy and criteria used in the creation of allowances is provided in Note 2 of the financial statements in the Summary of Significant Accounting Policies, under the title, Allowances for Loan Losses & Accrued Interest Receivables.

Furthermore, it is essential to take into consideration that all loans made by the Company are strictly for business purposes, so in the evaluation of the risks of the loans, the analysis is based on demonstrable financial sustainability of the business, the entrepreneurial skills and experience of the microcredit borrower, providers and personal references, use or purpose of the funds, debt level of the business and the owners, among others items.

A. The factors that influence the amount:

#10604735_v4

In order to establish the reserves, the Portfolio Committee takes into consideration the following:

- The current state of the business: based on the information obtained from the Collection Committee and visits done by the Microfinance Specialist, the Methodological Auditor and the VP of Business Development or the Collection Agent, depending on each loan. The Company believes this review is fundamental in order to better predict where the business affairs will take the client in the future.
- The history of loans with the Company and payments of actual loans: cases are different if the client had previous experiences with the Company, or if it is its first loan, and how it has been paying.
- The cash flow and the ability to make payments: helps estimate the collectability of pending debt.
- The collateral: its actual value is very important. All our loans are collateralized.
- The guaranteed deposit: has the Company made any charges to it?
- Personal contact with providers: how is our client performing with them?
- Character evaluation: discussions with the borrowers to assess his or her creditworthiness and willingness to pay.
- Personal contact with the client: the Company visits the business offices, continuously follows up with the client through phone calls, text messages and e-mails and analyzes the client's behavior and responses. The company believes these are all fundamental elements of client support.

These elements, and a full analysis of payments, dates and contact with the clients, are what the Portfolio Committee considers when determining the reserve ratio, which can range between 10% and 100%. This allowance is established from probable to remote.

- Probable: The future event, loss of all the debt, is likely to occur - allowance 100%.
- Reasonably Possible: The chance of the future event occurring is more than remote, but less then likely - allowance from 20% to 90%.
- Remote: The chance of the future event to occurring is slight - Allowance 10%.

In addition, please note that the Collections Committee, which continuously follows up on the quality of the Specialists' work, meets twice a month with the respective Specialist and collectors and reviews all the loans, including those loans generated between 2008 and 2009.

B. The basis for the increase in the specific allowance for impaired loans as a percentage of the total allowance at December 31, 2010 (82.4%) compared to December 31, 2009 (63.0%):

In order to explain the answer, see the following tables:

TABLE I				
TOTAL ALLOWANCE FOR LOANS LOSSES				
	SPECIFIC ALLOWANCE **(IMPAIRMENT AMOUNT)**	**GENERAL ALLOWANCE**	**TOTAL**	**% Spec/Total**
DEC. 2009	241,941.00	141,843.00	383,784.00	63.04
DEC. 2010	409,115.00	87,499.00	496,615.00	82.38
JUN. 2011	409,116.00	107,937.00	517,053.00	79.12

TABLE II	
	AMOUNT **IMPAIRED LOANS**
DEC. 2009	247,550.00
DEC. 2010	645,175.00
JUN. 2011	646,664.00

As a result of our response to comment 16, the Company revised the amounts for the allowance, which revised amounts are shown in Table 1. The Increase in the specific allowance between 2009 and 2010, is the result of the relative growth of impaired loans. These impaired loans, between 2009 and 2010 increased from $247,550 to $645,175, as shown in Table II, but in the Company's evaluation, the impairment amount of those loans went from $241,941 to $409,115. In analyzing this, the Portfolio Committee, decided to increase the "specific allowance" to approximately 70%. For that reason, the Company increased the "specific allowance" from 63% to 82%. See Table II. In contrast, at June 2011, the "impaired loans" and the "impairment amount" remained at an amount similar to that in 2010. However, the general reserve was increased (it increases monthly by 5% of the total amount of the loans disbursed), which is why at June 30, the proportion between the "specific allowance" and the "total allowance", shows a decrease to 79.12 %, as shown in Table II.

C. The basis for the increase in the net carrying value of individually impaired loans at June 30, 2011 ($237,548) and December 31, 2010 ($236,059) compared to December 31, 2009 ($5,609):

On December 31, 2009, the Company had been in operation for 16 months. By the end of 2009, the Company conducted a portfolio analysis and concluded that the "Impairment Amount" was $5.609. The Company believed that only this amount was at risk.

At the end of 2010, the Portfolio Committee decided to assume that the "Impairment Amount" should be adjusted to current conditions, and fixed the amount at $236.059. Then in 2011, the Portfolio Committee, according to the policy of adjusting the balance to the financial situation of the Company, increased the amount to $237,548. The amounts of Net Carrying value are a consequence of the analysis and valuation of the impairment amounts of loans following the policies and processes established in points A and B, at the end of each period presented in the financial statements.

23.   **Please provide an aging of your loans receivable as of each balance sheet date that is comprised of the aggregate principal amount of the loans for each aging category, less the respective allowance for each category.**

See Note 4 to the June 30, 2011 and 2010 financial statements and Note 5 to the 2009 financial statements. which show the aging of the total gross loans for the years ended 2009 and 2010 and six months of 2011, less the respective allowance for each category.

December 31. 2009 Financial Statements
Notes to Consolidated Financial Statements, page 6
Note 9 - Commission Income, page 13

24.   **We note in your response to comment 24 of our letter dated July 13, 2011 that in fiscal 2009, loan origination fees were $105,201 and late fees were $30,673. We further note your disclosure that loan origination fees were $86,828 and late fees were $49,046 in fiscal 2009. Please tell us what the difference represents or revise your disclosure as necessary.**

The correct amounts are in Note 9 to the December 31, 2009 financial statements. The Origination Fees were $86,828 and the amount corresponding to Late Fees was $49,046.

Part III - Exhibits

25.   **We note your response to comment 26 of our letter dated July 13, 2011 and reissue the comment. Please file the loan agreements relating to the related party transactions described under Management Relationships, Transactions and Remuneration. See Item 404(d)(1) of Regulation S-K. Consider Instruction 2 of Item 601 of Regulation S-K to the extent applicable.**

We have included the revised promissory note entered into with Mr. Santandreu which includes the ability to renew the notes. See the additional loan agreements filed with Amendment No. 5. We have also included a schedule of the promissory notes entered into with Mr. Gonzalez and Mr. Santandreu's wife pursuant to Instruction 2 of Item 601 of Regulation S-K. We do not believe the remaining loan agreements with related parties are required to be filed as they are with relatives who do not live in the same house as Mr. Santandreu. See Instruction (c) to Item 11 of Form 1-A. Further, the Company does not believe that the remaining promissory notes are material to the Company.

26.   **Please advise your independent auditor to revise its consent to make reference to the audit report dated August 1, 2011 on your December 31, 2009 financial statements, and also state that such information is being included on the basis of their authority or in reliance upon their status as experts. Refer to Part III, Item 2(10)(a) of Form 1-A.**

The Auditor has revised its consent accordingly, see Exhibit 10.1.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:

Laurie Green

ROLL FORWARD PORTFOLIO & ACCRUED INTEREST RECEIVABLE

Loans		Accrued Interest Receivable	
Beginning Balance 2009	$ 1,350,020.00		
New loans	$ 1,753,348.00		
Principal reductions	$ (1,256,063.00)		
Ending Balance 2009	$ 1,847,305.00	Ending Balance 2009	$ 58,299
ALL Balance at 1/1/2009	$ (98,487.00)	AACIR Balance at 1/1/2009	$ -
Provisions	$ (285,297.00)	Provisions	$ -
ALL Balance at 12/31/2009	$ (383,784.00)	AACIR Balance at 12/31/2009	$ 58,229
Ending Balance 2009, Net	$ 1,463,521.00	Ending Balance, Net	$ 58,229
Beginning Balance 2010	$ 1,847,305.00		
New loans	$ 1,654,728.00		
Principal reductions	$ (1,515,480.00)		
Ending Balance 2010	$ 1,986,553.00	Ending Balance 2010	$ 98,335
ALL Balance at 1/1/2010	$ (383,784.00)	AACIR Balance at 1/1/2010	$ -
Provisions	$ (112,830.00)	Provisions	$ -
ALL Balance at 12/31/2010	$ (496,614.00)	AACIR Balance at 12/31/2010	$ 98,335
Ending Balance 2010, Net	$ 1,489,939.00	Ending Balance, Net	$ 98,335
Beginning Balance June 30 2011	$ 1,986,553.00		
New loans	$ 474,535.00		
Principal reductions	$ (659,939.00)		
Ending Balance June 30 2011	$ 1,801,149.00	Ending Balance 2011	$ 136,814
ALL Balance at 6/30/2011	$ (496,614.00)	AACIR Balance at 1/1/2011	$ -
Provisions	$ (20,438.00)	Provisions	$ (44,089)
ALL Balance at 6/30/2011	$ (517,052.00)	AACIR Balance at 6/30/2011	$ (44,089)
Ending Balance June 30 2011, Net	$ 1,284,097.00	Ending Balance, Net	$ 92,725